EXHIBIT 99.1

B Communications Reports First Quarter 2012 Financial Results

- Company Enters 2012 With Continued Steady Progress Driven By
On-Track Bezeq Performance -

Ramat Gan, Israel – May 9, 2012 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) ("B Communications" or "The Company") today reported its financial results for the quarter ended March 31, 2012.

Bezeq - On-Track Performance: The Bezeq Group reported another stable quarter, delivering revenues of NIS 2.7 billion ($ 738 million) and operating profit of NIS 850 million ($ 229 million) for the period. Bezeq’s EBITDA for the first quarter of 2012 totaled NIS 1.2 billion ($ 323 million), representing an EBITDA margin of 44.1%. Net profit attributable to Bezeq shareholders for the period totaled NIS 582 million
($ 157 million).

Dividend from Bezeq: On April 24, 2012, the general meeting of Bezeq's shareholders, approved a dividend distribution of NIS 1,074 million ($ 289 million) to Bezeq's shareholders of record on May 4, 2012. The dividend, which is in line with Bezeq’s stated dividend distribution policy, is expected to be paid on May 21, 2012.  B Communications expects to receive approximately NIS 334 million ($ 90 million) representing its share of the dividend.

On May 21, 2012, Bezeq is also expected to distribute the third NIS 500 million installment of the NIS 3.0 billion special dividend that was approved by its shareholders on January 24, 2011. Accordingly, B Communications expects to receive an additional NIS 155 million ($ 42 million) on the payment date, representing its share of the special dividend. On March 29, 2012 and on April 4, 2012, objections were filed with the Economic Division of the Tel Aviv District Court, opposing the continued payments of such distribution.  Both objections were filed by holders of Bezeq’s Debentures (Series 5), who filed similar objections in the second half of 2011.  Bezeq denied the arguments set forth in the objection and asserted that there is no basis for the relief sought. The Court heard the closing arguments on the objections on May 2, 2012.

Cash Position: As of March 31, 2012, B Communications’ unconsolidated cash and cash equivalents totaled NIS 393 million ($ 106 million), its unconsolidated total debt was NIS 4.5 billion ($ 1.2 billion), and its net debt totaled NIS 3.6 billion ($ 973 million).

B Communications’ Unconsolidated Balance Sheet Data*

	As of March 31, 2012
	(NIS millions)	(US dollars in millions)
Short term liabilities	565	152
Long term liabilities	3,934	1,059
Total liabilities	4,499	1,211
Cash and cash equivalents	393	106
Dividend receivable	489	132
Total net debt	3,617	973

* Does not include the balance sheet of Bezeq

B Communications’ First Quarter Consolidated Financial Results

B Communications’ revenues for the first quarter were NIS 2,740 million ($ 738 million), a 5.9% decrease compared with NIS 2,913 million ($ 784 million) reported in the first quarter of 2011. For both the current and the prior-year periods, B Communications’ revenues consisted entirely of Bezeq’s revenues.

B Communications’ net income attributable to shareholders for the first quarter totaled NIS 16 million ($ 4 million), compared to a net loss attributable to shareholders of NIS 55 million ($ 15 million) reported in the first quarter of 2011. B Communications’ net income reflects the impact of the following two significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of the Bezeq interest was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. B Communications is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization.

During the first quarter of 2012, we recorded NIS 302 million ($ 81 million) net, in amortization expenses related to the Bezeq purchase price allocation (“Bezeq PPA”). From the date of the acquisition of the Bezeq interest (April 14, 2010) until the end of the first quarter of 2012, we amortized approximately 44% of the total Bezeq PPA. We expect to amortize an additional 13% over the next three quarters of 2012.

The Bezeq PPA amortization expense is a non-cash expense which is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements.

•
Financial expenses: B Communications’ unconsolidated financial expenses for the first quarter totaled NIS 58 million ($ 16 million). These expenses consisted primarily of interest on the long-term loans incurred to finance the Bezeq acquisition, which totaled NIS 53 million ($ 14 million) and expenses related to the Company’s debentures, which totaled NIS 12 million ($ 3 million). These expenses were partially offset by income from marketable securities and exchange differences which totaled NIS 7 million ($ 2 million)

B Communications’ Unconsolidated Financial Results

	Q1 2012
	(NIS millions)	(US dollars in millions)
Revenues	-	-
Financial expenses	(58)	(16)
Other expenses	(2)	-
PPA amortization, net	(93)	(25)
Interest in Bezeq's net income	169	45
Net lncome	16	4

Comments of Management

Commenting on the results, Mr. Doron Turgeman, the CEO of B Communications, said, “As we move into 2012, we continue to be very pleased with all aspects of the Bezeq acquisition, which generates a steady return that continues to enhance our overall financial position and capabilities. We remain exceedingly confident regarding Bezeq’s positioning in Israel’s communications market and continue seeking out appropriate high-potential opportunities further afield.”

Bezeq Group's Q1 consolidated Results

Revenues of the Bezeq Group in the first quarter of 2012 amounted to NIS 2.74 billion compared with NIS 2.91 billion in the corresponding quarter of 2011, a decrease of 5.9%. Most of the decrease in the Bezeq Group's revenues is due to the erosion of revenues from cellular services and from the sale of cellular handsets.

Operating profit of the Bezeq Group amounted to NIS 850 million in the first quarter of 2012, compared with NIS 665 million in the corresponding quarter of 2011, an increase of 27.8%. EBITDA in the first quarter of 2012 was NIS 1.21 billion (EBITDA margin of 44.1%), compared with NIS 1 billion (EBITDA margin of 34.3%) in the corresponding quarter of 2011, an increase of 20.8%.

The increase in operating profit and EBITDA is primarily attributable to a provision of NIS 281.5 million for employee retirement expenses recorded in the first quarter of 2011 and the absence of a similar provision in the current quarter.

Net profit attributable to Bezeq shareholders increased by 43.0% and amounted to NIS 582 million in the first quarter of 2012, compared with NIS 407 million in the corresponding quarter of 2011. The increase in net profit is primarily attributable to the provision for employee retirement expenses recorded in the first quarter of 2011, as noted above. In addition, Bezeq recorded a gain of NIS 44 million in the first quarter of 2012 from the sale of assets by Stage One Venture Capital Fund, in which it holds a 71.8% interest.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2012 increased by 28.8% and amounted to NIS 998 million compared with NIS 775 million in the corresponding quarter of 2011.

Gross capital expenditures (CAPEX) amounted to NIS 462 million in the first quarter of 2012 compared with NIS 513 million the corresponding quarter of 2011, a decrease of 9.9%. The decrease is due to lower investments in fixed-line operations as the NGN project progresses. The Bezeq Group's CAPEX to consolidated revenues ratio in the first quarter of 2012 was 16.9%, compared with 17.6% in the corresponding quarter of 2011.

As a result of the improved cash flow from operating activities and the decrease in CAPEX payments, free cash flow increased by 26.6% and amounted to NIS 585 million in the first quarter of 2012, compared with NIS 462 million in the corresponding quarter of 2011.

As of March 31, 2012, the gross financial debt of the Bezeq Group was NIS 9.42 billion, compared with NIS 5.64 billion as of March 31, 2011. The net financial debt of the Bezeq Group was NIS 6.65 billion compared with NIS 4.94 billion as of March 31, 2011. At the end of March 2012, the Bezeq Group's net debt to EBITDA ratio was 1.37, compared with 1.00 at the end of March 2011.

Bezeq Group (consolidated)	Q1 2012	Q1 2011	Change
	(NIS millions)

Revenues	2,740	2,913	(5.9)%
Operating profit	850	665	27.8%
EBITDA	1,208	1,000	20.8%
EBITDA margin	44.1%	34.3%
Net profit attributable to Company shareholders	582	407	43.0%
Diluted EPS (NIS)	0.21	0.15	40.0%
Cash flow from operating activities	998	775	28.8%
CAPEX payments, net 1	413	313	31.9%
Free cash flow 2	585	462	26.6%
Net debt/EBITDA (end of period) 3	1.37	1.00
Net debt/shareholders' equity (end of period)	2.05	1.66

1 CAPEX data reflects payments related to capex and are based on the cash flow statements.

2 Free cash flow is defined as cash flows from operating activities less net capex payments.

3 EBITDA in this calculation refers to the trailing twelve months.

To provide further insight into its results, the Company has provided the following summary of the consolidated financial report of the Bezeq Group’s quarter ended March 31, 2012. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of March 31, 2012 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2012 (NIS 3.715 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Bezeq Group's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information, please visit the following Internet sites:

www.eurocom.co.il
www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.715
	March 31		March 31
	2011	2012	2012
	NIS millions		$ millions
Assets
Cash and cash equivalents	697	1,509	406
Investments including derivatives	409	1,654	445
Trade receivables	2,787	3,130	843
Other receivables	278	358	96
Inventory	246	225	61
Assets classified as held-for-sale	20	160	43

Total current assets	4,437	7,036	1,894

Investments including derivatives	129	101	27
Long-term trade and other receivables	1,299	1,442	388
Property, plant and equipment	7,402	7,076	1,905
Intangible assets	9,581	7,824	2,106
Deferred and other expenses	637	410	110
Investment in equity - accounted investees (mainly loans)	1,068	1,041	280
Deferred tax assets	299	188	51

Total non-current assets	20,415	18,082	4,867

Total assets	24,852	25,118	6,761

B Communications Ltd.

Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.715
	March 31		March 31
	2011	2012	2012
	NIS millions		$ millions
Liabilities
Short term bank credit, current maturities of long-term
liabilities and debentures	1,355	1,095	295
Trade payables	1,033	896	241
Other payables including derivatives	1,131	982	264
Dividend payable	675	677	182
Current tax liabilities	389	570	154
Deferred income	34	56	15
Provisions	260	181	49
Employee benefits	538	358	96

Total current liabilities	5,415	4,815	1,296

Debentures	2,545	5,376	1,447
Bank loans	6,070	6,835	1,840
Loans from institutions and others	542	541	146
Dividend payable	1,254	645	173
Employee benefits	267	229	62
Other liabilities	152	77	21
Provisions	69	69	18
Deferred tax liabilities	1,561	1,319	355

Total non-current liabilities	12,460	15,091	4,062

Total liabilities	17,875	19,906	5,358

Equity
Total equity attributable to Company's shareholders	951	955	257
Non controlling interest	6,026	4,257	1,146
Total equity	6,977	5,212	1,403

Total liabilities and equity	24,852	25,118	6,761

B Communications Ltd.

Consolidated Statements of income for the three months period ended March 31

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.715
	2011	2012	2012
	NIS millions		$ millions
Revenues	2,913	2,740	738

Cost and expenses
Depreciation and amortization	700	755	203
Salaries	533	512	138
General and operating expenses	1,132	1,082	291
Other operating expenses, net	250	-	-

	2,615	2,349	632

Operating income	298	391	106

Finance expenses, net	112	10	3

Income after financing expenses, net	186	381	103

Share in losses of equity – accounted investees	65	58	16

Income before income tax	121	323	87

Income tax	88	131	35

Net income for the year	33	192	52

Income (loss) attributable to:
Owners of the Company	(55)	16	4
Non-controlling interest	88	176	48

Net income for the year	33	192	52

Profit (loss) per share, basic	(1.90)	0.55	0.15

Profit (loss) per share, diluted	(1.91)	0.54	0.14